Exhibit 99.1

Shareholders’ Quarterly Report

For the Three months Ended
March 31, 2004

Management’s Discussion and Analysis
May 6, 2004

Basis of Presentation

The consolidated financial results include those of Extendicare Inc. and its subsidiaries. Unless the context indicates otherwise, a reference to “Extendicare” or the “Company” means Extendicare Inc. and its subsidiaries. The Extendicare Inc. legal entity is not itself a provider of services or products.

This management’s discussion and analysis describes Extendicare’s business, the business environment, the principal factors affecting the results of operations, liquidity and capital resources, and the critical accounting policies of the Company that will help the reader understand Extendicare’s consolidated financial results. This discussion should be read in conjunction with Extendicare’s unaudited interim consolidated financial statements, and notes thereto, together with the management’s discussion and analysis and audited consolidated financial statements and notes found in the Company’s 2003 Annual Report. Extendicare’s accounting policies are in accordance with Canadian generally accepted accounting principles (GAAP) of The Canadian Institute of Chartered Accountants (CICA). All dollar amounts are in Canadian dollars unless otherwise indicated.

Executive Overview

Extendicare, through its subsidiaries, is a major provider of long-term care and related services in North America, with 35,100 employees.

The Company’s wholly owned U.S. subsidiary, Extendicare Health Services, Inc. and its subsidiaries (EHSI), operates long-term care and assisted living facilities in 13 states. EHSI provides inpatient routine nursing care and medical specialty services on an inpatient and outpatient basis.

In Canada the Company’s wholly owned subsidiary, Extendicare (Canada) Inc. and its subsidiaries (ECI), operates nursing and retirement centres in five provinces, and also manages a chronic care hospital unit in Ontario. ECI is a major provider of home health care in Canada through its ParaMed Home Health Care division.

At March 31, 2004, Extendicare, through its subsidiaries, operated 267 facilities with capacity for 27,874 residents (December 31, 2003: 275 facilities with capacity for 28,930 residents; March 31, 2003: 279 facilities with capacity for 29,421 residents). The number of facilities operated has reduced by eight since year end, reflecting the sale of two Ontario facilities, the transfer of management responsibilities to another long-term care provider, while retaining consulting services for nine U.S. facilities, the opening of a new Ontario facility, and the commencement of managing two new U.S. nursing facilities. The Company has a significant presence (more than 10% of its facilities) in each of the three States in the U.S. — Pennsylvania, Wisconsin and Ohio — as well as in the Province of Ontario, Canada. Nursing and assisted living facilities are located in groups within geographic proximity of each other, thereby allowing for regional development of ancillary businesses, cost-effective management control and reduced travel costs. The Company’s average occupancy for the three months ended March 31, 2004 was 92.6% compared to 92.3% in the same prior year period, and 92.9% for the year ended December 31, 2003.

Critical Accounting Policies and Estimates

For a full discussion of the Company’s critical accounting policies, refer to the management’s discussion and analysis section of Extendicare’s 2003 Annual Report. The disclosures in such report have not materially changed since that report was filed; however, to the extent there have been changes, they are discussed below under “Significant Developments in 2004”. Management considers the Company’s accounting policies to be critical to an understanding of the Company’s financial statements because their application requires significant judgement and reliance on estimations of matters that are inherently uncertain. There are specific risks relating to the accounting policies applied to revenue recognition and the valuation of accounts receivable, the valuation of assets and determination of asset impairment, the accrual for self-insured liabilities and accounting for deferred income taxes.

Significant Developments in 2004

Update of U.S. Legislative Actions

In April 2002 Centers for Medicare and Medicaid Services, or CMS, announced that it would delay the refinement of the Resource Utilization Groupings, or RUGs classifications, thereby extending related funding enhancements until September 30, 2003. In May 2003 CMS released a rule to maintain the current RUGs classification until October 1, 2004. Further to, but independent of this, U.S. Congress enacted legislation directing CMS to conduct a study on the RUGs classification system and report its recommendations by January 2005. EHSI estimates that it received an average of US$25.27 per patient day in the first quarter of 2004 related to the RUGs Refinements. Based on the Medicare case mix and average daily census of the three months ended March 31, 2004, this represents annualized revenue of $27.0 million (US$20.5 million). A decision to discontinue all or part of the enhancements could have a significant adverse effect on the Company.

In February 2003 CMS announced a plan to reduce its level of reimbursement for uncollectible Part A co-insurance. CMS did not implement the rule change as planned on October 1, 2003, and continues to review the proposed plan. Under current law, skilled nursing facilities are reimbursed 100% for any bad debts incurred. The plan was to reduce the reimbursement levels from the current 100% to: 90% beginning October 1, 2003; 80% beginning October 2004; and 70% beginning October 2005. This is consistent with the Part A co-insurance reimbursement plan applicable to hospitals. EHSI estimates that should this plan be implemented, the negative impact to net earnings would be $1.7 million (US$1.3 million) in 2004, increasing to $4.3 million (US$3.3 million) in 2006.

Some of the states in which EHSI operates, namely Pennsylvania, Indiana, Oregon, and Washington, have submitted proposed state plan amendments and waivers pertaining to the fiscal year commencing July 1, 2003, which are awaiting review and approval by CMS. The retrospective plan amendments and waivers seek to increase the level of federal funding for the Medicaid programs, and would result in providing nursing facilities with revenue rate increases to offset new or increased provider taxes. As the plan amendments and waivers have not been approved, EHSI has recorded revenue based upon amounts received. In Pennsylvania, should CMS approve the State’s plan amendment and waiver as submitted, incremental earnings, net of the provider tax, of US$2.8 million could be recorded in 2004 pertaining to the nine-month period ended March 31, 2004; whereas without approval, a negative adjustment to earnings of up to US$4.5 million could be recorded in 2004 pertaining to this same period. In Indiana, approval of the original plan amendment and waiver submitted could result in the recording of net incremental earnings of US$2.3 million in 2004 pertaining to the nine-month period ended March 31, 2004, and there would be no impact if the plan is not approved. In Washington, the State has proceeded to implement the provider tax and fund the incremental Medicaid rates, while seeking approval from CMS of their proposal. If the plan is not approved, a retroactive adjustment of no greater than US$0.5 million to earnings may be required. The impact of Oregon’s plan amendment and waiver is not significant to the Company. EHSI anticipates that amendments will be made to the original plans submitted to CMS and cannot, therefore, predict the outcome of the plan submissions or their impact on the Company’s results of operations. Based on the final CMS approved state plan amendments and waivers, changes in Medicaid rates and any associated provider taxes could result in adjustments to earnings for the period from July 1, 2003 to March 31, 2004.

Update of Canadian Legislative Actions

In April 2004, the Ontario government announced that funding to long-term care providers for property taxes for the 2003 calendar year would be reduced from 90% to 73%, and that the estimated funding for 2004 would be reduced to 50%. This was as a result of the influx of 20,000 new beds coming on stream, which has put a strain on the government’s allocated pool of funds. As a result, Extendicare’s Canadian operations have booked a $2.0 million provision in the 2004 first quarter comprised of $1.3 million for the claw back of 2003 funding, and an estimated $0.7 million for reduced funding for the first three months of 2004. Extendicare is working with its partners in the long-term care industry to ensure the government understands the serious nature of this issue.

Acquisitions

In February 2004, EHSI acquired for $1.9 million a skilled nursing facility in Washington that it had been operating previously under lease arrangements.

Construction

In March 2004, ECI opened the final of its 11 new Ontario nursing homes based on the awards by the Government of Ontario initiated in 1998.

EHSI is in the process of expanding four assisted living facilities (87 units) and two skilled nursing homes (38 beds), and adding one new assisted living facility (40 units). The cost of these projects is estimated at US$15.2 million, of which US$4.3 million was spent during 2003, and US$3.6 million in the first quarter of 2004. Two of the projects were completed in the first quarter of 2004, a 16-unit assisted living addition that opened in February 2004 and a 20-bed nursing addition that opened in March. In addition in May 2004, a 40-unit assisted living facility opened. A further project is expected to be finished by the end of the year, and the remaining three are due to be completed in early 2005.

Gain from Asset Disposals and Other Items

The Company has reported a gain on sale of assets and other items of $10.1 million during the first quarter of 2004, which on an after-tax basis contributed $10.7 million to net earnings, or $0.16 per share. The previously announced sale of two Ontario homes (275 beds) in February of 2004 for gross proceeds of $19.6 million resulted in a pre-tax gain of $12.7 million, and contributed $12.3 million to net earnings, or $0.18 per share, in the first quarter of 2004. The gain on the sale of the Ontario facilities was substantially sheltered by capital loss carryforwards that had been fully offset with a valuation allowance. A portion of the proceeds were used to retire long-term debt of $6.6 million associated with the homes. In addition, during the first quarter of 2004, EHSI prepaid in full US$13.0 million of Industrial Revenue Bonds that resulted in the write off of $0.5 million of deferred financings costs, and EHSI recorded a loss on impairment of assets of $2.1 million, as discussed further below. On an after-tax basis these two charges totalled $1.6 million, for a loss per share of $0.02.

In March 2004 EHSI concluded the evaluation of two nursing facilities that operate adjacent to one another in Indiana, both of which require capital renovations. After evaluation of the respective operations, management decided, subject to State approval, to consolidate the two operations into one renovated facility that upon completion, will accommodate all residents within both facilities after decreasing the total available nursing beds by 46. The consolidation of the two operations is expected to be completed by March 2005. As a result of the decision to close the one facility, EHSI recorded a provision for impairment of long-lived assets in the first quarter of 2004.

Investment in Crown Life Insurance Company

Extendicare has a 34.8% equity interest in Crown Life Insurance Company (Crown Life) that is unencumbered by debt. At March 31, 2004, the Company’s carrying value of its investment in Crown Life was $141.7 million (December 31, 2003 - $139.3 million), which equated to Extendicare’s share of Crown Life’s book value.

Dividends from Crown Life are at the discretion of its board of directors. On March 31, 2004, Crown Life Insurance Company declared a dividend payable in the amount of $14.00 per common share, of which Extendicare’s 34.8% interest was $15.6 million. The dividend to Extendicare was in the form of a promissory note due June 30, 2004 (the “Note”), and when collected will be accounted for as a reduction of the book value of the investment. Payment of the Note, at Crown Life’s discretion, is to be in cash, or by way of transfer of the ownership of Extendicare’s Corporate Office in Markham, Ontario, with the balance to be paid in cash. The estimated fair market value of the property is $33.2 million, and it currently carries a mortgage of $18.0 million. There were no dividends received by Extendicare from Crown Life in 2003.

In 1999, substantially all of Crown Life’s insurance business was sold or indemnity reinsured to The Canada Life Assurance Company (Canada Life). The resulting comprehensive agreement between Crown Life and its principal shareholders provides that at any time after January 1, 2004, Canada Life may either acquire substantially all of the balance of Crown Life’s insurance business or, at the election of Canada Life or Crown Life’s principal shareholders, make an offer for all of the common shares of Crown Life. In July 2003 Great-West Lifeco Inc. acquired Canada Life, resulting in a delay in the start of negotiations with Crown Life on the final settlement of the Canada Life transaction. The negotiations are anticipated to begin within the next 12 months.

Medicare and Medicaid Settlement Receivables

EHSI is pursuing settlement of a number of outstanding Medicare and Medicaid receivables. For Medicare revenue earned prior to the implementation of the Medicare Prospective Payment System, or PPS, and Medicaid programs with a retrospective reimbursement system, differences between revenue that is ultimately expected to be realized and amounts received are reflected as accounts receivable, or as accrued liabilities when payments have exceeded revenue that is ultimately expected to be realized. For Medicare pre-PPS claims, normally such issues are resolved during the audit process; however, general provisions for disagreements that require settlement through a formal appeal process are recorded.

Due to the length of the settlement process, some of these receivables are not expected to be collected within one year and, as a result, are classified as long-term other assets. At March 31, 2004, the Company had gross Medicare and Medicaid settlement receivables of $60.5 million (US$46.1 million), (December 31, 2003 — $66.4 million (US$51.2 million)), with a related general contractual allowance of $18.4 million (US$14.0 million), (December 31, 2003 — $18.2 million (US$14.0 million). The net receivable of $42.1 million (US$32.1 million) represents the Company’s estimate of the amount collectible on Medicare and Medicaid prior period cost reports, $34.0 million of which has been classified as long-term in nature.

For a specific staffing cost matter, a settlement for the first of seven specific claim years was reached prior to the January 2003 Provider Reimbursement Review Board, or PRRB, hearing, and during 2003 EHSI continued to negotiate the remaining years in dispute. In January 2004 EHSI negotiated and subsequently received a cash settlement of US$5.6 million. This settlement did not result in any significant adjustment to the recorded receivable balance.

For another specific Medicare receivable issue involving the allocation of overhead costs, the first of three specific claim years was presented to the PRRB at a hearing in January 2003. The hearing procedures were discontinued after the parties negotiated a methodology for resolution of the claim. The negotiated settlement for this and other issues relating to the 1996 cost report year resulted in no adjustment to the recorded receivable balance, and EHSI subsequently collected US$3.0 million from the fiscal intermediary. For the remaining two specific claim years, in April 2004, EHSI reached a negotiated settlement that will result in the payment to EHSI of approximately US$7.7 million, of which US$6.5 million will be received in May 2004 and the balance upon resolution of other matters concerning the cost report years that were appealed. EHSI anticipates the resolution of these matters and the resulting final determination of the financial impact of the settlement, if any, will be recorded in the second quarter of 2004.

EHSI has a hearing scheduled in September 2004 for another Medicare receivable issue in dispute with the fiscal intermediary involving a director of nursing staff cost issue in the amount of US$3.8 million.

Regulatory Risks

The U.S. Department of Justice and other federal agencies are increasing resources dedicated to regulatory investigations and compliance audits of health care providers. The Company is diligent to address these regulatory efforts. U.S. federal law requires each state to have a Medicaid Fraud Control Unit, which is responsible for investigating provider fraud and resident abuse in Medicaid funded facilities. EHSI is aware of investigations by these units involving one facility each in Kentucky and Wisconsin. The investigations have not been sufficiently developed to enable EHSI to predict an outcome.

Other

EHSI has a preferred provider agreement with Omnicare, Inc. to provide pharmacy services to all of EHSI’s nursing facilities. Omnicare and EHSI are currently negotiating the pricing of drugs for Medicare residents and should this matter not be settled, it will be taken to arbitration. In addition, Omnicare has requested arbitration for an alleged lost profits claim related to EHSI’s disposition of assets, primarily in Florida. Damage amounts, if any, cannot be reasonably estimated based on information available at this time. An arbitration hearing on this matter has not yet been scheduled. Management believes it has interpreted correctly and complied with the terms of the preferred provider agreement. However, there can be no assurance that other claims will not be made with respect to the agreement.

Subsequent Events

Debt Refinancing

In April 2004 EHSI refinanced certain of its long-term debt with the issuance of US$125.0 million aggregate principal amount of 6.875% Senior Subordinated Notes due May 1, 2014 (the “2014 Notes”) issued at a price of 97.5001% of par to yield 7.23%, and the amendment and restatement of its existing credit facility, which included an increase in borrowing capacity from US$105.0 million to US$155.0 million. The net proceeds from the 2014 Notes were approximately US$117.4 million, and will be used, together with cash on hand and new borrowing capacity, to purchase for cash all of EHSI’s outstanding US$200.0 million aggregate principal amount of 9.35% Senior Subordinated Notes due 2007 (the “2007 Notes”). On April 5, 2004 EHSI commenced a tender offer for the 2007 Notes, for which 61% of the 2007 Notes, excluding those held by Extendicare Inc., were tendered and repaid on April 22, 2004. The remaining 2007 Notes not tendered will be redeemed and paid for on May 24, 2004. In addition, EHSI terminated its existing interest rate swap and cap arrangements on a notional US$150.0 million, and entered into new interest rate swap and cap arrangements on a notional US$275.0 million.

As a result of the tender and call of the 2007 Notes, EHSI will pay a premium for the early redemption of the 2007 Notes of approximately US$6.6 million; write off deferred financing charges of approximately US$2.4 million and incur estimated legal fees of $0.3 million. In addition, pursuant to the termination of the existing interest rate swap and cap arrangements, EHSI will realize a net gain of approximately $3.3 million. These amounts total to a pre-tax loss of approximately US$5.9 million (US$3.9 million after-tax), which will be recognized in the 2004 second quarter results.

Based on debt levels and interest rates at March 31, 2004, the debt refinancing lowered Extendicare’s long-term debt to approximately $711.7 million from $738.3 million at the end of March; and reduced its weighted average interest rate to approximately 6.5% from 8.0%. At these interest rates and debt levels, this will result in annual interest savings of approximately $12.9 million. In addition, subsequent to the refinancing and after taking into account the interest rate swap arrangements, approximately 59.0% of Extendicare’s debt will be subject to floating rates, compared to 30.0% of the balance of consolidated long-term debt at March 31, 2004.

The 2014 Notes are fully and unconditionally guaranteed on a senior subordinated basis by all of EHSI’s existing and future U.S. domestic significant subsidiaries, by all of its existing and future U.S. domestic subsidiaries that guarantee or incur any indebtedness and by any other existing and future significant subsidiaries or restricted subsidiaries that guarantee or otherwise provide direct credit support for indebtedness of EHSI or any of its U.S. domestic subsidiaries. The 2014 Notes and guarantees are general unsecured obligations of EHSI and its subsidiaries.

Settlement of Greystone Transaction

In April 2004 EHSI concluded negotiations with Greystone Tribeca Acquisition, L.L.C. on the divestiture agreement for 15 Florida nursing homes previously owned and operated by EHSI, which Greystone has been operating since September 2000. The initial transaction in 2000 was treated as a deferred sale as a significant portion of the final consideration was contingent on certain events, and EHSI held an option to repurchase the facilities. On April 29, 2004, EHSI received US$2.6 million of interest, and in addition to the US$30.0 million of cash consideration initially received in 2000, EHSI will receive in June 2004, US$10.0 million as final payment of the contingent consideration. The finalization of this transaction will result in the recognition in the second quarter of 2004 of a pre-tax gain from the sale of assets of US$4.8 million and interest income of US$1.6 million.

U.S. Acquisition

The Company anticipates closing on the acquisition of five nursing homes (423 beds) by the end of May 2004. Four of the facilities are located in Indiana and the other in Wisconsin. The cost is estimated at US$8.0 million and will be financed with cash on hand.

2004 First Quarter Results

Net earnings

Extendicare’s net earnings increased to $28.3 million ($0.40 per diluted share) in the 2004 first quarter from $17.9 million ($0.25 per diluted share) in the 2003 first quarter. Earnings from health care operations rose to $25.9 million from $5.4 million. Results included a gain from asset disposals and other items of $10.1 million ($10.7 million after-tax, or $0.16 per diluted share) in the 2004 first quarter compared to $1.1 million ($0.01 per diluted share), in the prior year period. Earnings from health care operations, prior to these items were $15.2 million, or $0.21 per diluted share, compared to $4.3 million, or $0.06 per diluted share in the 2003 first quarter, and $14.3 million, or $0.21 per diluted share in the fourth quarter of 2003.

			Change		Change
	Q1	Q1	2004 over	Q4	Q1 over
(millions of dollars unless otherwise noted)	2004	2003	2003	2003	Q4/2003
Earnings from health care
United States	13.2	2.7	10.5	11.3	1.9
Canada	12.7	2.7	10.0	3.0	9.7

	25.9	5.4	20.5	14.3	11.6
Share of earnings of Crown Life	2.4	12.5		2.6

Net earnings	28.3	17.9		16.9

The average exchange rates used to translate the results of the United States operations to Canadian dollars were: 1.3180 for the 2004 first quarter and 1.5102 for the 2003 first quarter. The stronger Canadian dollar had a $1.9 million negative impact on the 2004 first quarter net earnings in comparison to the exchange rate used in the first quarter of 2003.

Revenue

Revenue increased by $40.9 million, or 9.5% over the prior year period, before the impact of the change in the foreign exchange rate of $44.9 million and the impact of ceased operations of $5.7 million.

			Change		Change
	Q1	Q1	2004 over	Q4	Q1 over
(millions of dollars unless otherwise noted)	2004	2003	2003	2003	Q4/2003
Revenue
United States (prior to impact of change in foreign exchange rates)	352.9	321.5	9.8%
Impact of change in foreign exchange rates	(44.9)	—	—

United States as reported	308.0	321.5	(4.2)%	301.2	2.3%
Canada	121.6	117.8	3.2%	130.3	(6.7)%

	429.6	439.3	(2.2)%	431.5	(0.4)%

US/Canadian dollar exchange (average rate for the period)	1.3180	1.5102		1.3184

Revenue from U.S. operations grew by $31.4 million over the 2003 first quarter, prior to the impact of the stronger Canadian dollar. This was due to several factors as summarized below, and explained in the discussion that follows.

($ millions)
18.5	—	increase in average nursing home rates (Medicare $8.1 million, Medicaid $7.5 million, and private/other $2.9 million);
5.2	—	increase in nursing home resident census (Medicare $9.5 million, Medicaid $(3.2) million and private/other $(1.1) million);
3.2	—	increase in nursing home revenue due to the additional day in the quarter;
2.5	—	contribution from a nursing home acquired at the end of 2003;
1.7	—	increase in nursing home resident ancillary services, primarily therapy and rehabilitative services;
0.7	—	improvement in assisted living operations due to higher rates and resident census;
(2.1)	—	unfavourable change in Medicare and Medicaid settlements; and a
1.7	—	increase in other revenue.

Key Medicare and Medicaid statistics for the U.S. nursing home operations are summarized in the following table.

					Change			Change
	Q1		Q1		2004 over	Q4		Q1 over
U.S. Nursing Home Operating Statistics	2004		2003		2003	2003		Q4/2003
Average daily census (same-facility basis)
Medicare		2,206		1,966	12.2%		2,052	7.5%
Private/other		2,185		2,233	(2.1)%		2,248	(2.8)%
Medicaid		8,489		8,676	(2.2)%		8,686	(2.3)%

Total		12,880		12,875	—		12,986	(0.8)%

Medicare as a percent of total census		17.1%		15.3%			15.8%
Medicaid as a percent of total census		65.9%		67.4%			66.9%

Average occupancy (same-facility basis)		91.2%		91.3%			91.8%

Average revenue rate by payor source [1]
Medicare Part A and B	US$	346.82	US$	318.12	9.0%	US$	340.26	1.9%
Private/other	US$	192.77	US$	181.16	6.4%	US$	183.93	4.8%
Medicaid	US$	134.37	US$	128.15	4.9%	US$	134.32	—
Medicare Part A	US$	317.99	US$	290.78	9.4%	US$	315.61	0.8%

(1) excludes prior period settlement adjustments

U.S. Medicare patient census increased to 17.1% of its total nursing home census from 15.3% in the 2003 first quarter and from 15.8% in the 2003 fourth quarter. The Company continued to improve Medicare patient census as part of its focus on that sector, which resulted in increased revenue of $9.5 million from Medicare payor sources in comparison to the first quarter of 2003. Total nursing home average daily census on a same-facility basis was 12,880 compared to 12,875 in the 2003 first quarter and 12,986 in the 2003 fourth quarter. The increase in Medicare patients resulted in a decline in Medicaid and private-pay residents. Average U.S. nursing home occupancy was 91.2 % compared to 91.3% from the 2003 first quarter, and 91.8% in the 2003 fourth quarter.

U.S. revenue is impacted by settlements for prior period adjustments. Favourable Medicaid costs settlements of $2.0 million (US$1.3 million) were realized in the 2004 first quarter compared to $1.8 million (US$1.2 million) in the prior year quarter. In addition, in the first quarter of 2003 a recovery of $2.2 million (US$1.5 million) in Medicaid revenues was realized resulting from the favourable outcome of an Ohio court decision.

Excluding the impact of the prior period Medicaid revenue settlements, the Company benefited from an average 4.9% rise in Medicaid revenue per day from the prior year first quarter. For a number of states, the increase in funding was primarily attributable to higher acuity care levels and funding for increased state assessment fees and taxes. The increase in provider taxes in the first quarter of 2004, in comparison to the same period last year, was $2.4 million (US$1.6 million).

In comparison to the 2003 first quarter, revenue from Canadian operations increased $9.5 million, prior to the impact of ceased operations of $5.7 million. The new Ontario homes added $5.8 million, prior to the provision for property tax funding. Nursing home funding increases received in 2003 to support greater care and staffing needs (flow-through funding), as well as rate increases contributed to the overall increase in nursing home revenue. However, Canadian revenue was reduced in the first quarter of 2004 by $2.0 million to provide for the Ontario government’s announcement in April of a claw back of the 2003 funding for property taxes, and reduced funding for 2004 and beyond (see “Significant Developments in 2004 — Update of Canadian Legislative Actions”). Average occupancy of the Canadian operations on a same-facility basis was 96.8% in the first quarter of 2004 compared to 97.6% in the same prior year period, and 97.9% in the fourth quarter of 2003. The final 10,000 of the 20,000 new Ontario long-term care beds are coming on stream in 2004, and as a result the influx of new beds is causing occupancy pressure in certain markets. Currently the Ontario government provides 100% of accommodation funding to long-term care facilities that maintain an average occupancy level for the year of 97% or greater (the “occupancy threshold”). Funding to a long-term care facility is reduced if its average occupancy level for the year is below 97%. During the first quarter of 2004, six of Extendicare’s Ontario facilities were below the occupancy threshold, and therefore $0.3 million of accommodation funding for the first three months of 2004 has been deferred in the event that occupancy levels for the year do not improve and reach a 97% average for the year. The Company is addressing this through an increased emphasis on marketing and is also carefully managing costs.

The Canadian home health care operations experienced a small increase in revenue of $0.3 million, after adjusting for the exit from the British Columbia home health care market in March of 2003. Home health care hours of service from continuing operations were 1,152,000 compared to 1,176,000 in the first quarter of 2003. The reduction in service hours resulted from continued constraints imposed by the Ontario Community Care Access Centres, however home health care revenue remained stable in comparison to the prior year period due to rate increases.

In comparison to the fourth quarter of 2003, Extendicare’s revenue declined by $1.9 million. Revenue from U.S. operations increased by $6.8 million due to higher payor rates and census mix; however, revenue from Canadian operations was lower by $8.7 million. This was due to: a $2.0 million provision recorded for the reduction in property tax funding; $1.9 million associated with the sale of two Ontario facilities; lower home health care revenue of $2.3 million primarily due to reduced volumes of service; and the remaining $2.5 million due to seasonality in the nursing home operations. In addition to there being one less day in the first quarter of 2004, Ontario nursing home revenue was lower than in the fourth quarter of 2003 due to the timing of recognition of revenue from the nursing and program flow-through envelopes, which is matched with offsetting related spending in those envelopes.

Earnings before depreciation, amortization, interest, and income taxes (EBITDA)

Earnings before depreciation, amortization, interest, and income taxes, or EBITDA, is a measure commonly used in the long-term care industry to evaluate performance, primarily by lenders and investors in notes, and is generally defined as earnings before interest, income taxes, depreciation and amortization. In this calculation, the Company has excluded the line item ‘gain from asset disposal and other items’ reported separately on its income statement, as this relates to gains or losses on the disposal of assets, provisions for ceased operations and the write-off of unamortized financing costs on early retirement of debt. EBITDA does not have a standardized meaning under Canadian GAAP and is not necessarily comparable to similar measures disclosed by other issuers. Accordingly, EBITDA is not intended to replace earnings (loss) from operations, net earnings (loss) for the period, cash flow, or other measures of financial performance and liquidity reported in accordance with Canadian GAAP.

The following is a reconciliation of earnings before income taxes and EBITDA.

	Q1	Q1	Q4
(millions of dollars)	2004	2003	2003
Earnings before income taxes	34.1	8.6	22.2
Add (deduct):
Depreciation and amortization	14.1	16.4	16.0
Interest, net	12.9	15.6	12.4
Gain from asset disposals and other items	(10.1)	(1.1)	—

EBITDA	51.0	39.5	50.6

The following presents EBITDA by country.

			Change		Change
	Q1	Q1	2004 over	Q4	Q1 over
(millions of dollars unless otherwise noted)	2004	2003	2003	2003	Q4/2003
EBITDA
United States	43.7	31.1	40.5%	38.4	13.8%
Canada	7.3	8.4	(13.1)%	12.2	(40.2)%

	51.0	39.5	29.1%	50.6	0.8%

EBITDA as a percent of revenue
United States	14.2	9.7		12.8
Canada	6.0	7.2		9.4
Total	11.9	9.0		11.7

EBITDA rose $11.5 million, or 29.1% to $51.0 million in the 2004 first quarter, and as a percent of revenue, increased to 11.9% from 9.0% in the same prior year period.

In comparison to the first quarter of 2003, U.S. EBITDA rose $19.0 million in the 2004 first quarter, prior to the $6.4 million negative impact of the stronger Canadian dollar. As a percent of revenue, EBITDA improved to 14.2%. Revenue improvements of $31.4 million discussed above were partially offset by a $12.4 million rise in total operating, administrative and lease costs, prior to the negative impact of the foreign exchange rate. Higher operating and administrative costs were primarily related to the rise in number and acuity of residents served, in addition to inflationary increases. Items of note were: a $3.7 million, or 1.8%, rise in labour related costs, which included an average wage rate increase of 1.6% in nursing home operations; $2.4 million of higher state assessment and bed taxes imposed in association with the Medicaid funding changes; a $2.1 million rise in drug costs due to higher resident census and prices; a $1.3 million increase in bad debt expense; and other cost increases of $2.9 million.

EBITDA from Canadian operations declined to $7.3 million from $8.4 million in the prior year quarter. The $9.5 million improvement in revenue was offset by a $10.6 million rise in total operating, administrative and lease costs. Items of note were: approximately $4.9 million of additional operating costs associated with the new Ontario facilities; a $4.2 million, or 5.1%, rise in labour related costs, which were primarily due to nursing home staffing and wage rate changes in response to flow-through funding and other wage rate increases; and other cost increases of $1.5 million.

In comparison to the fourth quarter of 2003, EBITDA was $51.0 million in the 2004 first quarter compared to $50.6 million. EBITDA as a percent of revenue increased to 11.9% from 11.7% in the 2003 fourth quarter. EBITDA from U.S. operations increased 13.8% to $43.7 million from $38.4 million in the 2003 fourth quarter due to growth in Medicare patient census and increased private-pay rates.

In comparison to the fourth quarter of 2003, Canadian EBITDA declined to $7.3 million from $12.2 million. The provision for property tax funding and sale of two Ontario facilities lowered earnings by $2.2 million. Approximately $2.0 million of the decrease was due to seasonality between the quarters, as described in more detail below, with the remaining $0.7 million decline primarily due to a 3.6% reduction in home health care hours of service and increased labour costs. The $2.0 million seasonal reduction in Canadian earnings resulted from: ParaMed’s flu-shot program that took place during the fourth quarter of 2003 and earned approximately $0.4 million, which did not occur in the first quarter of 2004; higher utility costs of $1.0 million due to the winter months; and spending in the nursing home envelopes in excess of funding of $0.6 million, which is anticipated to reverse itself during the remainder of the year. Similar levels of utility costs and excess envelope spending occurred last year in the first quarter. The matching of the nursing home envelope funding with spending typically smoothes itself out by the end of the year, but can affect quarterly trends.

Depreciation and amortization

Depreciation and amortization decreased by $2.3 million, of which approximately $1.9 million was due to the change in the foreign exchange rate. In addition, the Company discontinued depreciating the assets held for divestiture as of January 1, 2004, the expense for which totalled $0.9 million in the first quarter of 2003. These assets have been accounted for as a sale in the second quarter of 2004 as a result of the closing of the transaction with Greystone. These favourable variances were partially offset by higher depreciation associated with the new construction projects.

Net interest costs

Net interest costs declined by $2.8 million in the 2004 first quarter from the prior year quarter, due primarily to the change in the foreign exchange rate of $1.6 million and interest income of $1.3 million on notes receivable from Greystone. The interest rate swap and cap in place in the U.S. operations lowered net interest costs in the first quarter of 2004 by $1.4 million compared to $1.6 million in the first quarter of 2003.

Liquidity and Capital Resources

Sources and Uses of Cash

At March 31, 2004 the Company had cash and cash equivalents of $75.8 million, compared with $74.8 million at December 31, 2003.

Cash flow generated from operations before working capital changes improved to $21.8 million in the first quarter of 2004 from $13.1 million in the same prior year quarter due to the improvement in earnings and reduction in payments for resident care liabilities.

The net change in operating working capital (excluding cash and borrowings included in current liabilities) reflected a use of cash of $6.5 million compared to $17.1 million in the prior year quarter. The change period over period was primarily due to an increase in current taxes payable.

Cash provided by investing activities totalled $5.1 million in the first quarter of 2004, which included the net cash proceeds from the sale of two Ontario facilities of $18.5 million. Property and equipment expenditures, excluding acquisitions, were net of capital lease financing, and totalled $16.4 million in the 2004 first quarter compared to $13.8 million in the prior year period. The portion of these expenditures related to the growth of the business - such as construction of facilities and bed additions — were approximately $7.4 million and $5.8 million, respectively. In the first quarter of 2004, the Company spent approximately $5.0 million on its U.S. construction projects and approximately $2.4 million on the construction of its Ontario nursing homes. The remaining property and equipment expenditures represented periodic capital improvements and routine replacement of capital items and totalled $9.0 million in the first three months of 2004 compared to $8.0 million in the prior year period. Acquisition costs in the first quarter of 2004 of $1.9 million relate to the purchase of a nursing home in Washington, previously operated under lease arrangements.

Cash used in financing activities was $20.2 million in the first quarter of 2004, and reflected the repayment of debt and purchase of shares for cancellation, partially offset by a decrease in investments held for self-insured liabilities. In the first quarter of 2003, cash provided by financing activities of $5.7 million reflected the decline in investments held for self-insured liabilities in excess of amounts used to repay debt and purchase shares for cancellation.

Capital Structure

	March 31	Dec. 31	Dec. 31
(millions of dollars unless otherwise noted)	2004	2003	2002
Share capital (including contributed surplus)
Multiple Voting and Subordinate Voting shares	295.5	294.6	299.1
Preferred shares	17.7	17.7	18.2

	313.2	312.3	317.3
Retained earnings (deficit)	59.4	32.0	(26.5)
Foreign currency translation adjustment account	15.1	12.1	67.2

Shareholders’ equity	387.7	356.4	358.0

Long-term debt, including current portion	738.3	757.5	852.9
Long-term debt to equity (ratio)	1.90:1	2.13:1	2.38:1
Multiple and Subordinate Voting shares (number at period end)	68,671,153	68,487,903	69,664,103
US/Canadian dollar exchange (rate at period end)	1.3113	1.2965	1.5776

		Number of	Closing
		Shares	Market
Share Information	Stock Symbol	Outstanding (1)	Value (1)
Subordinate Voting Shares	EXE.A	56,877,961	$14.90
Multiple Voting Shares	EXE	11,911,692	15.03
Class I Preferred Shares
Cumulative Redeemable, Series 2	EXE.PR.B	121,805	24.75
Adjustable Dividend, Series 3	EXE.PR.C	93,310	19.58
Adjustable Dividend, Series 4	EXE.PR.D	241,240	23.25
Class II Preferred Shares, Series 1	EXE.PR.E	382,979	21.50

(1) At April 30, 2004, per the Toronto Stock Exchange.

The closing rates used to translate assets and liabilities of the U.S. operations were 1.3113 at March 31, 2004 and 1.2965 at December 31, 2003. As a result of the stronger Canadian dollar, the Company’s assets of its U.S. operations increased by $12.8 million at the end of March 2004 and were partially offset by an increase in liabilities of $9.9 million. The net change in these assets and liabilities resulted in the increase in the foreign currency translation adjustment account.

Long-term debt, including the portion due within one year, declined $19.2 million to $738.3 million at March 31, 2004. The change in the foreign exchange rate on translation of U.S. dollars increased long-term debt by $5.5 million and the Company issued $0.9 million of notes payable in association with the acquisition of assets. During the first quarter of 2004 the Company prepaid debt of $6.6 million associated with the two Ontario facilities sold, and repaid in full $17.1 million (US$13.0 million) of Industrial Revenue Bonds, and met its regular repayment schedule of $1.9 million.

To hedge its exposure to fluctuations in the market value of its 9.5% Senior Notes due 2010 (the “2010 Senior Notes”), EHSI entered into a five-year interest rate swap contract with a notional amount of US$150.0 million due 2010, which effectively converted EHSI’s fixed rate into a variable rate. In addition, EHSI entered into a five-year interest rate cap agreement with a notional amount of $150.0 million, due 2010. Under this cap agreement, EHSI pays a fixed rate of interest equal to 0.24% and receives a variable rate of interest equal to the excess, if any, of the one-month LIBOR rate, adjusted monthly, over the cap rate of 7%. EHSI uses the interest rate cap to offset possible increases in interest payments under the interest rate swap agreement caused by increases in market interest rates over a certain level and also as a cash flow hedge to effectively limit increases in interest payments under its variable-rate debt obligations.

Effective January 1, 2004, the Company adopted the new guidelines for hedging relationships, see “Recent Accounting Changes — Hedging”. Under these new guidelines, the Company must assess the effectiveness of its hedging relationships. Currently, the only hedging relationships the Company has are its interest rate swap and cap arrangements. The interest rate cap is for a notional US$150.0 million and as at January 1, 2004, under the new criteria, only US$32.0 million qualified as an effective cash flow hedge to limit increases in interest payments under variable-rate debt obligations. The remainder of the interest rate cap, with a notional amount of US$118.0 million, did not qualify as an effective hedge, and as such, the Company on transition of the new rules, recognized an associated unrealized loss of $0.8 million (US$0.6 million), which amount was deferred in other assets to be recognized in earnings over the remaining term of the interest rate cap to December 2007. During the first quarter of 2004, the portion of the interest rate cap that qualified as an effective cash flow hedge was reduced from US$32.0 million to US$19.0 million, as a result of the early retirement of debt. Therefore, as at March 31, 2004, a notional US$131.0 million of the interest rate cap did not qualify as an effective hedge, and its fair value of $0.9 million (US$0.7 million) was recognized as a liability. The amount recorded in interest costs during the quarter related to the portion of the interest rate cap not qualifying as an effective hedge was $0.1 million (US$0.1 million).

After taking into account interest rate swap agreements, the weighted average interest rate of all long-term debt at March 31, 2004 was approximately 8.0%, compared to 7.8% at December 31, 2003. In addition, after considering swap agreements in place to convert fixed-rate debt to floating rates, 70.0% of the long-term debt was effectively at fixed rates, at the end of March 2004.

Subsequent to March 31, 2004, EHSI refinanced certain of its debt, and in conjunction with this, terminated its existing interest rate swap and cap agreements, and entered into two new interest rate swap and cap agreements. For further information on this refer to ‘Significant Developments in 2004 - Subsequent Events”.

The impact of the debt refinancing lowered Extendicare’s long-term debt to approximately $711.7 million from $738.3 million at the end of March; and will reduce its weighted average interest rate to approximately 6.5% from 8.0%. At these interest rates and debt levels, this will result in annual interest savings of approximately $12.9 million. In addition, subsequent to the refinancing and after taking into account the interest rate swap arrangements, approximately 59.0% of Extendicare’s debt will be subject to floating rates, compared to 30.0% of the balance of consolidated long-term debt at March 31, 2004.

The Company has been acquiring its common shares for cancellation since 1998 under the terms of its normal course issuer bids. Since 1998, the Company has acquired 7,770,800 Multiple Voting and Subordinate Voting shares at a cost of $34.2 million, or an average cost of $4.40 per share. During the first quarter of 2004 the Company acquired 93,500 Subordinate Voting and Multiple Voting shares at a cost of $1.2 million, or an average cost of $12.55 per share.

The Company’s share capital is also impacted by the exercise of stock options to acquire Subordinate Voting Shares. During the first quarter of 2004, 276,750 Subordinate Voting Shares were issued pursuant to the exercise of stock options. As at March 31, 2004, options for 2,004,625 Subordinate Voting Shares had been granted, of which 920,375 were exercisable. During the month of April, a further 118,500 Subordinate Voting Shares were issued pursuant to the exercise of stock options, and 875 options were cancelled. As at April 30, 2004, options for 2,102,475 Subordinate Voting Shares were issued, of which 831,875 were exercisable.

Future Liquidity and Capital Resources

Management believes that cash from operations together with available bank credit facilities will be sufficient to support ongoing operations and capital expenditures, service debt obligations and pay preferred share dividends. At March 31, 2004, EHSI had cash and cash equivalents of US$47.9 million and US$71.3 million available under its revolver loan, and Extendicare’s Canadian operations had cash and available bank lines totalling $13.5 million.

During 2004 capital expenditures, excluding acquisitions, of approximately $90.0 million are planned, including an estimated $35.0 million for growth construction projects. ECI is committed to spending $6.0 million to complete the new Ontario homes in 2004. The remaining $29.0 million (US$23.0 million) is planned for U.S. construction projects.

As of March 31, 2004, EHSI had capital expenditure commitments outstanding of approximately US$8.6 million. EHSI is in the process of completing seven new developments (Phase I) to add 165 beds during 2004 and 2005. Two of the projects were completed in the first quarter of 2004, being a 20-bed addition to a nursing facility and a 16-unit addition to an assisted living center. The total cost of the projects is expected to be US$15.2 million, of which US$4.3 million was spent in 2003 and US$3.6 million in the first quarter of 2004. Furthermore, Phase II of the development plans is a proposal for eight new projects that will add 329 units in 2005 and 2006 for a cost of approximately US$36.3 million, of which US$0.2 million was spent in the first quarter of 2004.

At the end of March 2004, the Company’s accrual for self-insured general and professional liabilities was $94.9 million compared to $95.4 million at the beginning of the year. Claims payments, net of the current period provision, decreased the accrual by $1.5 million in the first quarter of 2004, with the change in the foreign exchange rate accounting for the offsetting increase. The accrual for self-insured liabilities includes estimates of the costs of both reported claims and claims incurred but not yet reported. Provisions recorded in the first quarter of 2004 and 2003 for potential general and professional liability claims were $3.7 million and $3.4 million, respectively. Payments for self-insured liabilities in the first quarter of 2004 and 2003 were $5.2 million and $13.2 million, respectively. The Company exited the nursing home markets of the highly litigious States of Florida and Texas in 2000 and 2001, respectively. As a result, accruals for general and professional liabilities declined significantly from the 2001 level, and in 2003 the Company experienced a tapering off of payments made for resident care liability claims, reflecting the wind-down of claims associated with discontinued operations. The Company completed an independent actuarial review as part of the 2003 year-end, which confirmed the adequacy of the balance sheet reserves for resident care liability claims. The Company estimates that $32.8 million of the accrual for self-insured general and professional liabilities will be paid within the next fiscal year. The timing of payments is not directly in the Company’s control and therefore, estimates could change in the future. Management believes the Company has provided sufficient reserves as of March 31, 2004 for estimated costs of self-insured liabilities.

The Company invests funds to support the accrual for self-insured liabilities. These funds, reported as part of other assets, totalled $35.7 million at the end of March 2004, compared to $40.6 million at the end of 2003. Most of the risks that the Company self-insures are long-term in nature and, accordingly, claims payments for any particular policy year occur over a long period of time. The Company believes that it has sufficient cash resources to meet its estimated current claims payment obligations.

Related Party Transaction

Extendicare pays rent to Crown Life for rental of certain office premises, which for each of the first quarters of 2004 and 2003 was $0.3 million.

Controls and Procedures

Evaluation of disclosure controls and procedures

The Company’s management evaluated, with the participation of the Company’s Chief Executive Officer and Vice President, Finance and Chief Financial Officer, the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Multilateral Instrument 52-109 under the Ontario Securities Act, and Rules 13a-15(e) and 15d-15(e) under the Securities and Exchange Act of 1934) as of the end of the quarter ended March 31, 2004. Based upon their evaluation of these disclosure controls and procedures, the Chief Executive Officer and Vice President, Finance and Chief Financial Officer concluded that the disclosure controls and procedures were effective, as of the end of the quarter ended March 31, 2004, to ensure that material information relating to the Company (including its consolidated subsidiaries) was made known to them by others within those entities, particularly during the period in which this quarterly report was being prepared.

Changes in internal control

There was no change in the Company’s internal control over financial reporting that occurred during the quarter ended March 31, 2004 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Recent Accounting Changes

Hedging

Effective January 1, 2004, the Company adopted The CICA issued Accounting Guideline 13 (AG 13), “Hedging Relationships” along with subsequent amendments. AG 13 establishes guidance for the identification, designation and documentation of the hedging relationship, and an assessment of the effectiveness of the hedging relationship. Hedge accounting is to be discontinued for any hedging relationships that do not meet the requirements of the guideline. Currently, the only hedging relationships the Company has are its interest rate swap, which effectively converts fixed-rate debt to floating rates, and an interest rate cap. The interest rate cap is for a notional US$150.0 million and as at January 1, 2004, under the new criteria, only US$32.0 million qualified as an effective cash flow hedge to limit increases in interest payments under variable-rate debt obligations. The remainder of the interest rate cap, with a notional amount of US$118.0 million, did not qualify as an effective hedge, and as such, the Company on transition of the new rules, recognized an associated unrealized loss of $0.8 million (US$0.6 million), which amount was deferred in other assets to be recognized in earnings over the remaining term of the interest rate cap to December 2007. The adoption of this accounting guideline did not have a material impact on the Company’s results of operations for the quarter.

Forward-looking Statements

Statements contained in this report other than statements of historical fact, including statements regarding anticipated financial performance, business strategy and management’s plans and objectives for future operations, are forward-looking statements. These forward-looking statements can be identified as such because the statements generally include words such as “expect”, “intend”, “anticipate”, “believe”, “estimate”, “plan” or “objective” or other similar expressions.

These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, these statements. In addition to the risks and uncertainties related to these statements, other risks and uncertainties are identified in Extendicare Inc.’s or Extendicare Health Services, Inc.’s filings with Canadian and United States securities regulators and include, but are not limited to, the following: changes in the health care industry in general and the long-term care industry in particular because of political and economic influences; changes in regulations governing the industry and the Company’s compliance with such regulations; changes in government funding levels for health care services; resident care litigation, including exposure for punitive damage claims and increased insurance costs, and other claims asserted against the Company; the Company’s ability to attract and retain qualified personnel; the availability and terms of capital to fund the Company’s capital expenditures; changes in competition; and demographic changes.

Given these risks and uncertainties, readers are cautioned not to place undue reliance on the Company’s forward-looking statements. All forward-looking statements contained in this report are necessarily estimates reflecting the best judgement of the party making such statements based upon current information, and the Company assumes no obligation to update any forward-looking statement.

EXTENDICARE INC.
Consolidated Statements of Earnings
(unaudited)

	Three months ended
(thousands of dollars except per share amounts)	March 31
	2004	2003
Revenue
Nursing and assisted living centres
United States	295,795	309,298
Canada	88,294	81,738
Outpatient therapy — U.S.	3,512	3,993
Home health — Canada	31,441	34,269
Other	10,530	10,005

	429,572	439,303
Operating and administrative costs	374,460	395,058

Earnings before undernoted	55,112	44,245
Lease costs	4,132	4,744
Depreciation and amortization	14,135	16,405
Interest, net	12,850	15,609
Gain from asset disposals and other items	(10,068)	(1,081)

Earnings before income taxes	34,063	8,568

Income taxes
Current	15,065	2,188
Future (reduction)	(6,889)	989

	8,176	3,177

Earnings from health care	25,887	5,391
Share of earnings of Crown Life	2,452	12,485

Net earnings	28,339	17,876

Earnings per share
Basic	0.41	0.25
Diluted	0.40	0.25

EXTENDICARE INC.
Consolidated Statements of Cash Flows
(unaudited)

	Three months ended
(thousands of dollars)	March 31
	2004	2003
Cash provided by (used in) operations
Net earnings	28,339	17,876
Adjustments for:
Depreciation and amortization	14,135	16,405
Provision for self-insured liabilities	3,672	3,387
Payments for self-insured liabilities	(5,236)	(13,183)
Future income taxes	(6,889)	989
Gain from asset disposals and other items	(10,068)	(1,081)
Undistributed share of earnings of Crown Life, net of dividends received	(2,452)	(12,485)
Other	325	1,168

	21,826	13,076
Net change in operating working capital, excluding cash
Accounts receivable	2,122	5,892
Inventories, supplies and prepaid expenses	(5,434)	(7,660)
Accounts payable and accrued liabilities	(11,312)	(15,389)
Income taxes	8,105	13

	15,307	(4,068)

Cash provided by (used in) investment activities
Property and equipment	(16,437)	(13,777)
Acquisitions	(1,891)	—
Net proceeds from dispositions	18,526	—
Other assets	4,854	361

	5,052	(13,416)

Cash provided by (used in) financing activities
Repayment of long-term debt	(25,654)	(1,416)
Decrease in investments held for self-insured liabilities	5,712	9,237
Purchase of shares for cancellation	(1,184)	(1,751)
Financing costs	(41)	(32)
Other	976	(314)

	(20,191)	5,724

Foreign exchange gain (loss) on cash held in foreign currency	755	(2,827)

Increase (decrease) in cash and cash equivalents	923	(14,587)
Cash and cash equivalents at beginning of period	74,846	52,624

Cash and cash equivalents at end of period	75,769	38,037

Cash and cash equivalents represent cash and short-term investments less bank overdraft. Cash interest paid in the determination of the earnings for each of the periods ended March 31, 2004 and 2003 was $17.5 million and $21.5 million, respectively. Cash taxes paid for each of the periods ended March 31, 2004 and 2003 were $7.0 million and $2.2 million, respectively.

EXTENDICARE INC.
Consolidated Balance Sheets
(unaudited)

	March 31	December 31
(thousands of dollars)	2004	2003
Assets
Current assets
Cash and short-term investments	75,769	74,846
Accounts receivable	149,695	150,048
Assets under divestiture agreement	44,221	43,722
Income taxes recoverable	1,713	9,654
Future income taxes	39,923	34,571
Inventories, supplies and prepaid expenses	19,335	13,928

	330,656	326,769
Property and equipment	819,643	821,682
Goodwill and other intangible assets	98,951	97,558
Other assets	204,918	208,130

	1,454,168	1,454,139
Investment in Crown Life Insurance Company	141,693	139,278

	1,595,861	1,593,417

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	259,928	268,206
Accrual for self-insured liabilities	32,782	32,413
Current maturities of long-term debt	7,528	7,409
Deposits under divestiture agreement	39,339	38,895

	339,577	346,923
Accrual for self-insured liabilities	62,153	62,990
Long-term debt	730,739	750,094
Future income taxes	75,729	76,977

	1,208,198	1,236,984
Share capital and contributed surplus	313,209	312,328
Retained earnings	59,382	31,959
Foreign currency translation adjustment account	15,072	12,146

	1,595,861	1,593,417

Closing US/Cdn. dollar exchange rate	1.3113	1.2965

EXTENDICARE INC.
Consolidated Statements of Retained Earnings (Deficit)
(unaudited)

	Three months ended
(thousands of dollars)	March 31
	2004	2003
Retained Earnings (Deficit)
Balance at beginning of period	31,959	(26,545)
Earnings for the period	28,339	17,876
Purchase of shares below/(in excess of) book value	(741)	(9)
Preferred share dividends	(175)	(186)

Balance at end of period	59,382	(8,864)

Extendicare Inc. — Notes to the Unaudited Consolidated Financial Statements

1. Basis of Presentation

The unaudited interim period consolidated financial statements of Extendicare Inc. have been prepared in accordance with Canadian generally accepted accounting principles. The consolidated financial statements include those of Extendicare Inc. and its subsidiaries (“Extendicare” or the “Company”). Health care operations are conducted through wholly owned subsidiaries, Extendicare Health Services, Inc. and its subsidiaries (EHSI) in the United States, and Extendicare (Canada) Inc. and its subsidiaries (ECI) in Canada. The preparation of financial data is based on accounting policies and practices consistent with those used in the preparation of the annual audited consolidated financial statements. All dollar amounts are in Canadian dollars unless otherwise indicated. These unaudited interim period consolidated financial statements should be read together with the annual audited consolidated financial statements and the accompanying notes included in the Company’s 2003 Annual Report.

2. Change in Accounting Policies

Effective January 1, 2004, the Company adopted the following accounting pronouncements, none of which had a material impact on the financial results: hedging relations; impairment of long-lived assets; asset retirement obligations; revenue recognition; and revenue arrangements with multiple deliverables.

3. Gain from Asset Disposals and Other Items

The Company has reported a gain on sale of assets and other items of $10.1 million during the first quarter of 2004, which on an after-tax basis contributed $10.7 million to net earnings, or $0.16 per share. The previously announced sale of two Ontario homes (275 beds) in February of 2004 for gross proceeds of $19.6 million resulted in a pre-tax gain of $12.7 million, and contributed $12.3 million to net earnings, or $0.18 per share, in the first quarter of 2004. The gain on the sale of the Ontario facilities was substantially sheltered by capital loss carryforwards that had been fully offset with a valuation allowance. A portion of the proceeds were used to retire long-term debt of $6.6 million associated with the homes. In addition, during the first quarter of 2004, EHSI prepaid in full US$13.0 million of Industrial Revenue Bonds that resulted in the write off of $0.5 million of deferred financings costs, and based on a formal decision to close an 86-bed nursing facility in Indiana, EHSI recorded a loss on impairment of assets of $2.1 million. On an after-tax basis these two charges totalled $1.6 million, for a loss per share of $0.02.

In March 2004 EHSI concluded the evaluation of two nursing facilities that operate adjacent to one another in Indiana, both of which require capital renovations. After evaluation of the respective operations, management decided, subject to State approval, to consolidate the two operations into one renovated facility that upon completion, will accommodate all residents within both facilities after decreasing the total available nursing beds by 46. The consolidation of the two operations is expected to be complete by March 2005. As a result of the decision to close the one facility, EHSI recorded a provision for impairment of long-lived assets in the first quarter of 2004.

4. Property and Equipment

As of March 31, 2004, EHSI had capital expenditure commitments outstanding of approximately US$8.6 million. EHSI is in the process of completing seven new developments (Phase I) to add 165 beds during 2004 and 2005. Two of the projects were completed in the first quarter of 2004, representing a 20-bed addition to a nursing facility and a 16-unit addition to an assisted living center. The total cost of the projects is expected to be US$15.2 million, of which US$4.3 million was spent in 2003 and US$3.6 million in the first quarter of 2004. Furthermore, Phase II of the development plans is a proposal for eight new developments that will add 329 units in 2005 and 2006 for a cost of approximately US$36.3 million, of which US$0.2 million was spent in the first quarter of 2004.

5. Goodwill and Other Intangible Assets

Included in goodwill and other intangible assets is intangible assets related to leasehold rights, which are amortized over the term of the lease including renewal options. As at March 31, 2004 these assets had a gross carrying value of $13.1 million and accumulative amortization of $9.5 million, for a net book value of $3.6 million. The aggregate amortization expense for the three months ended March 31, 2004 was $0.4 million.

Extendicare Inc. — Notes to the Unaudited Consolidated Financial Statements cont’d

6. Share Capital

During the three months ended March 31, 2004, the Company purchased 400 Class I Preferred Shares at a cost of $10,000 pursuant to the purchase obligation. Under the terms of a Normal Course Issuer Bid, the Company purchased and cancelled 92,500 Subordinate Voting Shares and 1,000 Multiple Voting Shares at a cost of $1,173,000. In addition, during the three months, 276,750 Subordinate Voting Shares were issued on exercise of stock options for proceeds of $1,276,000. As a result of these transactions, the carrying value of capital stock increased by $833,000 and retained earnings was charged with $741,000 attributable to the cost of purchases in excess of their carrying value.

As at March 31, 2004, 4,106,225 Subordinate Voting Shares have been reserved under stock option plans of which a total of 2,004,625 Subordinate Voting Shares have been granted. These options have exercise prices ranging from $2.37 to $7.01, and expire between April 26, 2004 and May 7, 2008. During the three months ended March 31, 2004, 15,875 options expired and/or were cancelled.

The Company elected in 2003 to adopt the fair value based method of accounting for stock-based compensation on a prospective basis, applied to awards granted under its stock option plan beginning January 1, 2003. For awards granted under the stock option plan prior to January 1, 2003, the Company applies the intrinsic value based method. During the first quarter of 2004, the Company recorded compensation cost associated with stock options granted since January 1, 2003 of $48,000, thereby increasing the related balance of contributed surplus to $192,000 at the end of March 2004. Had awards granted under the stock option plan prior to January 1, 2003 been accounted for using the fair value based method of accounting for stock-based compensation, the Company’s consolidated net earnings and related per share amounts would have been reduced to the pro forma amounts indicated below:

	Three months ended
(thousands of dollars except per share amounts)	March 31
	2004	2003
Net earnings for the period	28,339	17,876
Compensation expense related to fair value of stock options, after taxes of $nil	(93)	(229)

Pro forma net income for the period	28,246	17,647

Basic earnings per share (dollars)
Reported	0.41	0.25
Adjusted	0.41	0.25

Diluted earnings per share (dollars)
Reported	0.40	0.25
Adjusted	0.40	0.25

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model.

7. Earnings per Share

Earnings per share is calculated by dividing net earnings after preferred share dividends for the period by the weighted average number of combined Subordinate Voting Shares and Multiple Voting Shares outstanding during the period. Diluted earnings per share, using the treasury stock method, assumes outstanding stock options are exercised at the beginning of the year and common shares are purchased at the average market price during the period from the funds derived on the exercise of these outstanding options. Stock options with a strike price above the average market price for the period are excluded from the calculation of diluted earnings per share as to include them would increase earnings per share.

Extendicare Inc. — Notes to the Unaudited Consolidated Financial Statements cont’d

The following table reconciles the numerator and denominator of the basic and diluted earnings per share computation.

	Three months ended
(thousands of dollars except per share amounts)	March 31
	2004	2003
Numerator for basic and diluted earnings per share
Net earnings for the period	28,339	17,876
Dividends on preferred shares	177	186

	28,162	17,690

Denominator for basic and diluted earnings per share (thousands)
Basic weighted average number of shares	68,598	69,485
Dilutive stock options [1]	1,476	169

Diluted weighted average number of shares	70,074	69,654

Earnings per share (dollars)
Basic	0.41	0.25
Diluted	0.40	0.25

(1) For the period ending March 31, 2003, 2,390,250 stock options were excluded from the calculation of dilutive stock options as their strike prices ranged from $3.70 to $15.60, which was above the average market price for the period. There were no stock options excluded from this calculation for the period ended March 31, 2004.

8. Contingent Liabilities

The Company and its consolidated subsidiaries are defendants in actions brought against them from time to time in connection with their operations. It is not possible to predict the ultimate outcome of the various proceedings at this time or to estimate additional costs that may result.

The U.S. Department of Justice and other federal agencies are increasing resources dedicated to regulatory investigations and compliance audits of healthcare providers. The Company is diligent to address these regulatory efforts. U.S. federal law requires each state to have a Medicaid Fraud Control Unit, which is responsible for investigating provider fraud and resident abuse in Medicaid funded facilities. EHSI is aware of investigations by these units involving one facility each in Kentucky and Wisconsin. The investigations have not been sufficiently developed to enable us to predict an outcome.

In connection with its agreement to provide pharmacy services to EHSI, Omnicare, Inc. has requested arbitration for an alleged lost profits claim related to EHSI’s disposition of assets, primarily in Florida. Damage amounts, if any, cannot be reasonably estimated based on information available at this time. An arbitration hearing has not yet been scheduled. Management believes it has interpreted correctly and complied with the terms of the preferred provider agreement. However, there can be no assurance that this claim will not be successful or that other claims will not be made with respect to the agreement.

Also, EHSI and Omnicare are currently negotiating the pricing of drugs for Medicare residents and should this matter not be settled, it will be taken to arbitration. The financial statements include provisions for settlement of this claim.

Extendicare Inc. — Notes to the Unaudited Consolidated Financial Statements cont’d

9. Segmented Information

	Three months ended
(millions of dollars)	March 31
	2004	2003
Revenue
United States	308.0	321.5
Canada	121.6	117.8

	429.6	439.3

EBITDA
United States	43.7	31.1
Canada	7.3	8.4

	51.0	39.5

Health Care Net Earnings
United States	13.2	2.7
Canada	12.7	2.7

	25.9	5.4

	Mar. 31	Dec. 31
(millions of dollars)	2004	2003
Goodwill
United States [1]	95.2	93.5
Canada	0.1	0.1

	95.3	93.6

Health Care Assets
United States	1,122.9	1,119.1
Canada	331.3	335.0

	1,454.2	1,454.1
Investment in Crown Life	141.7	139.3

Total Consolidated Assets	1,595.9	1,593.4

(1) The change in United States goodwill is primarily related to foreign currency translation of U.S. operations.

10. Related Party Transaction

Extendicare pays rent to Crown Life for rental of certain office premises, which for each of the first quarters of 2004 and 2003 was $0.3 million.

11. Subsequent Events

Issuance of New 2014 Notes and Repayment of 2007 Notes

In April 2004 EHSI refinanced certain of its long-term debt with the issuance of US$125.0 million aggregate principal amount of 6.875% Senior Subordinated Notes due May 1, 2014 (the “2014 Notes”) issued at a price of 97.5001% of par to yield 7.23%, and the amendment and restatement of its existing credit facility, which included an increase in borrowing capacity from US$105.0 million to US$155.0 million. The net proceeds from the 2014 Notes were approximately US$117.4 million, and will be used, together with cash on hand and new borrowing capacity, to purchase for cash all of EHSI’s outstanding US$200.0 million aggregate principal amount of 9.35% Senior Subordinated Notes due 2007 (the “2007 Notes”). On April 5, 2004 EHSI commenced a tender offer for the 2007 Notes, for which 61% of the 2007 Notes, excluding those held by Extendicare Inc., were tendered and repaid on April 22, 2004. The remaining 2007 Notes not tendered will be redeemed and paid for on May 24, 2004.

The 2014 Notes are fully and unconditionally guaranteed on a senior subordinated basis by all of EHSI’s existing and future U.S. domestic significant subsidiaries, by all of its existing and future U.S. domestic subsidiaries that guarantee or incur any indebtedness and by any other existing and future significant subsidiaries or restricted subsidiaries that guarantee or otherwise provide direct credit support for indebtedness of EHSI or any of its U.S. domestic subsidiaries. The 2014 Notes and guarantees are general unsecured obligations of EHSI and its subsidiaries.

On or after May 1, 2009, EHSI may redeem all or part of the 2014 Notes, at the redemption prices (expressed as percentages of principal amount) listed below, plus accrued and unpaid interest, if any, to the date of redemption, if redeemed during the twelve-month period commencing on May 1 of the years set forth below:

Redemption
Year	Price
2009	103.438%
2010	102.292%
2011	101.146%
2012 and thereafter	100.000%

Amendment and Restatement of Credit Facility

In connection with the offering of the 2014 Notes, EHSI amended and restated its current credit facility. The terms of the amended and restated credit facility included the following changes, among other things:

•	a two year maturity extension, to June 28, 2009;

•	an additional US$50.0 million of senior secured financing on a revolving basis, resulting in total borrowing capacity of US$155.0 million;

•	an interest rate spread which ranges from LIBOR plus 2.50% per annum to 3.25% per annum or the Base Rate plus 1.50% per annum to 2.25% per annum, subject, in each case, to adjustments based on EHSI’s senior leverage ratio;

•	a commitment fee of 0.50% per annum on the undrawn capacity regardless of utilization;

•	a requirement that EHSI maintain a minimum fixed charge coverage ratio of 1.10 to 1 and increasing to 1.20 to 1 in 2005;

•	a requirement that EHSI maintain a minimum tangible net worth that started at 85% of its tangible net worth at March 31, 2002 and increases by 50% of EHSI’s net income for each fiscal quarter plus 100% of any additional equity that EHSI would raise;

•	a requirement that EHSI maintain a maximum senior leverage ratio starting at 4.25 to 1 and reducing to 4.00 to 1 in 2007;

•	a requirement that EHSI maintain a maximum senior secured leverage ratio starting at 2.25 to 1 and reducing to 2.00 to 1 in 2007; and

•	changes to the collateral securing the facility to permit EHSI to substitute certain assets with other assets.

EHSI expects to borrow approximately US$30.0 million under the amended and restated credit facility to partially fund the repurchase or redemption of the outstanding US$200.0 million 2007 Notes. Based on EHSI’s adjusted capitalization and EBITDA for the quarter ended March 31, 2004, all borrowings to be drawn under the amended and restated credit facility will initially bear interest at a rate per annum equal to: LIBOR plus 2.75%; or the Base Rate plus 1.75%, and thereafter, in each case, subject to adjustments based on EHSI’s senior leverage ratio.

Interest Rate Swap and Cap Agreements

On April 19, 2004, coterminous with the issuance of the 2014 Notes, EHSI terminated its existing interest rate swap and cap agreements for an aggregate gain of approximately US$3.3 million to be recognized in the second quarter of 2004. This swap was a hedge against the 2007 Notes. In addition, to hedge its exposure to fluctuations in market value, on April 22, 2004, EHSI entered into two new interest rate swap agreements and two new interest rate cap agreements relating to EHSI’s 9.5% Senior Notes due 2010 (the “2010 Senior Notes”), and the 2014 Notes.

With respect to the 2010 Senior Notes, EHSI entered into an interest rate swap agreement expiring July 1, 2010 with a notional amount of US$150.0 million. This agreement effectively converted up to US$150.0 million of fixed interest rate indebtedness into variable interest rate indebtedness. Under the terms of this interest rate swap agreement, the counterparty can call the swap at any time on or after July 1, 2006 with payments as determined under the agreement. EHSI also entered into an interest rate cap agreement expiring July 1, 2010 with a notional amount of US$150.0 million. Under this cap agreement, EHSI paid on April 22, 2004 an upfront fee of US$3.5 million to the counterparty that will be amortized to interest expense over the term of the cap. EHSI will receive a variable rate of interest equal to the excess, if any, of the six-month LIBOR, adjusted semi-annually, over the cap rate of 7%. EHSI uses the interest rate cap to offset possible increases in interest payments under the interest rate swap agreement expiring July 1, 2010 caused by increases in market interest rates over a certain level. Under the terms of the interest rate cap agreement, the counterparty can call the cap if the interest rate swap agreement expiring July 1, 2010 is terminated.

Extendicare Inc. — Notes to the Unaudited Consolidated Financial Statements cont’d

With respect to the 2014 Notes, on April 22, 2004 EHSI entered into an interest rate swap agreement expiring May 1, 2014 with a notional amount of US$125.0 million. This agreement effectively converted up to US$125.0 million of fixed interest rate indebtedness into variable interest rate indebtedness. Under the terms of this interest rate swap agreement, the counterparty can call the swap at any time on or after May 1, 2009 with payments as determined under the agreement. EHSI also entered into an interest rate cap agreement expiring May 1, 2014 with a notional amount of US$125.0 million. Under this cap agreement, EHSI pays a fixed rate of interest equal to 0.75% to the counterparty and receives a variable rate of interest equal to the excess, if any, of the six-month LIBOR, adjusted semi-annually, over the cap rate of 7%. EHSI uses the interest rate cap to offset possible increases in interest payments under the interest rate swap agreement expiring May 1, 2014 caused by increases in market interest rates over a certain level. Under the terms of the interest rate cap agreement, the counterparty can call the cap if the interest rate swap agreement expiring May 1, 2014 is terminated.

As a result of the tender and call of the 2007 Notes, EHSI will pay a premium for the early redemption of the 2007 Notes of approximately US$6.6 million; write off deferred financing charges of US$2.4 million and incur estimated legal fees of US$0.3 million. In addition, pursuant to the termination of the existing interest rate swap and cap arrangements, EHSI will realize a net gain of approximately US$3.3 million. These amounts total to a pre-tax loss of US$5.9 million (US$3.9 million after-tax), which will be recognized in the 2004 second quarter results.

Based on debt levels and interest rates at March 31, 2004, the debt refinancing lowered Extendicare’s long-term debt to approximately $711.7 million from $738.3 million at the end of March; and reduced its weighted average interest rate to approximately 6.5% from 8.0%. At these interest rates and debt levels, this will result in annual interest savings of approximately $12.9 million. In addition, subsequent to the refinancing and after taking into account the interest rate swap arrangements, approximately 59.0% of Extendicare’s debt will be subject to floating rates, compared to 30.0% of the balance of consolidated long-term debt at March 31, 2004.

Settlement of Greystone Transaction

In April 2004 EHSI concluded negotiations with Greystone Tribeca Acquisition, L.L.C. (Greystone) on the divestiture agreement for 15 Florida nursing homes previously owned and operated by EHSI, which Greystone has been operating since September 2000. The initial transaction in 2000 was treated as a deferred sale since a significant portion of the final consideration was contingent on certain events, and EHSI held an option to repurchase the facilities. On April 29, 2004, EHSI received US$2.6 million of interest, and in addition to the US$30.0 million of cash consideration initially received in 2000, EHSI will receive in June 2004, US$10.0 million as final payment of the contingent consideration. The finalization of this transaction will result in the recognition in the second quarter of 2004 of a pre-tax gain from the sale of assets of US$4.8 million and interest income of US$1.6 million.

U.S. Acquisition

The Company anticipates closing on the acquisition of five nursing homes (423 beds) by the end of May 2004. Four of the facilities are located in Indiana and the other in Wisconsin. The cost is estimated at US$8.0 million and will be financed with cash on hand.

Extendicare Inc. Facility Location and Resident Capacity

			Assisted Living and
at March 31, 2004	Nursing Centres		Retirement Centres		Chronic Care Units		Total
	Number of	Resident	Number of	Resident	Number of	Resident	Number of	Resident
By State/Province	Facilities	Capacity	Facilities	Capacity	Facilities	Capacity	Facilities	Capacity
United States
Ohio	29	3,068	2	136	—	—	31	3,204
West Virginia	1	120	—	—	—	—	1	120
Pennsylvania	25	2,895	8	298	—	—	33	3,193
Delaware	1	120	—	—	—	—	1	120
Wisconsin	25	2,360	10	442	—	—	35	2,802
Minnesota	10	1,274	1	60	—	—	11	1,334
Indiana	17	1,676	2	109	—	—	19	1,785
Kentucky	18	1,506	1	55	—	—	19	1,561
Washington	15	1,529	8	379	—	—	23	1,908
Oregon	3	195	2	101	—	—	5	296
Idaho	2	191	—	—	—	—	2	191
Arkansas	1	96	3	181	—	—	4	277
Texas	—	—	2	110	—	—	2	110

Total United States	147	15,030	39	1,871	—	—	186	16,901

Canada
Ontario	51	7,511	4	668	1	120	56	8,299
Alberta	14	1,183	—	—	—	—	14	1,183
Saskatchewan	5	654	—	—	—	—	5	654
Manitoba	5	762	—	—	—	—	5	762
British Columbia	1	75	—	—	—	—	1	75

Total Canada	76	10,185	4	668	1	120	81	10,973

TOTAL	223	25,215	43	2,539	1	120	267	27,874

By Type of Ownership
United States
Owned	131	13,191	33	1,652	—	—	164	14,843
Leased	9	1,026	1	63	—	—	10	1,089
Managed	7	813	5	156	—	—	12	969

Total United States	147	15,030	39	1,871	—	—	186	16,901

Canada
Owned	46	6,154	—	—	—	—	46	6,154
Leased	9	1,155	—	76	—	—	9	1,231
Managed	21	2,876	4	592	1	120	26	3,588

Total Canada	76	10,185	4	668	1	120	81	10,973

TOTAL	223	25,215	43	2,539	1	120	267	27,874

Investor Information

Stock Exchange Listings	Transfer Agents
Toronto Stock Exchange	Computershare Investor Services, Inc.
New York Stock Exchange (EXE.A only)	Tel: (800) 564-6253
Fax: (866) 249-7775
email: service@computershare.com
www.computershare.com

Shareholder Inquiries	Investor Relations
Jillian Fountain, Corporate Secretary	Christopher Barnes, Manager, Investor Relations
Tel: (905) 470-5534	Tel: (905) 470-5483
Fax: (905) 470-4003	Fax: (905) 470-4003
email: jfountain@extendicare.com	email: cbarnes@extendicare.com

Corporate Information

Extendicare Inc.’s 2003 Annual Report is available for viewing or printing on the Company’s
Website, in addition to news releases, quarterly reports and other filings with the securities commissions. Printed copies are available upon request to the Corporate Secretary.

Visit Extendicare’s Website @ www.extendicare.com